EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 40 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Sept. 03, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 40 (“Series 40 Shares”) (TSX: BN.PF.F) for the five years commencing October 1, 2024 and ending September 30, 2029.

If declared, the fixed quarterly dividends on the Series 40 Shares during the five years commencing October 1, 2024 will be paid at an annual rate of 5.833% ($0.3645625 per share per quarter).

Holders of Series 40 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on September 16, 2024, to convert all or part of their Series 40 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 41 (the “Series 41 Shares”), effective September 30, 2024. The quarterly floating rate dividends on the Series 41 Shares will be paid at an annual rate, calculated for each quarter, of 2.86% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the October 1, 2024 to December 31, 2024 dividend period for the Series 41 Shares will be 1.78077% (7.065% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.4451925 per share, payable on December 31, 2024.

Holders of Series 40 Shares are not required to elect to convert all or any part of their Series 40 Shares into Series 41 Shares.

As provided in the share conditions of the Series 40 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 40 Shares outstanding after September 30, 2024, all remaining Series 40 Shares will be automatically converted into Series 41 Shares on a one-for-one basis effective September 30, 2024; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 41 Shares outstanding after September 30, 2024, no Series 40 Shares will be permitted to be converted into Series 41 Shares. There are currently 11,841,025 Series 40 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 41 Shares effective upon conversion. Listing of the Series 41 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com